EXHIBIT 99.1

Acasti Announces Fiscal 2013 Results and Provides Update on Status of Clinical Trials

Patient Recruitment for Open-Label (COLT) Trial Completed

LAVAL, Quebec, May 22, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), a Neptune Technologies & Bioressources Inc.'s ("Neptune") subsidiary, announces its consolidated financial results for the fourth quarter and fiscal year ended February 28, 2013 and provides an update on the status of its Phase II clinical trials.

Financial Results: Fiscal Year ended February 28, 2013

  During fiscal year 2013 Acasti generated revenues of $724,000 from the commercialization of its medical food product, Onemia™. In fiscal year 2012, the Corporation generated revenue from sales of $10,000 from the initial sales of Onemia™ and other revenue of $116,000 related to research contracts.
  Research and development expenses were $3,010,000 for the year ended February 28, 2013, down slightly from $3,106,000 in the prior year.
  Adjusted EBITDA was negative $(4,350,000) for the year, versus negative $(4,481,000) for the prior year.
  Net loss amounted to $(6,892,000) or $(0.09) per share for fiscal 2013, compared to $(6,501,000) or $(0.10) per share for the corresponding period of 2012.

Financial Results: Fourth quarter ended February 28, 2013

  Revenues were $49,000 for the quarter ended February 28, 2013, with sales coming entirely from the commercialization of Onemia™. This compares to revenues of $10,000 during the quarter ended February 29, 2012, following the initial launch of Onemia™.
  Research and development expenses were $918,000 for the quarter ended February 28, 2013, up from $387,000 in the prior-year corresponding quarter.
  Adjusted EBITDA was negative $(1,361,000) for the quarter ended February 28, 2013, versus negative $(857,000) for the quarter ended February 29, 2012.
  A net loss of $(1,953,000) or $(0.03) per share was recorded for the quarter ended February 28, 2013, versus a net loss of $(1,547,000) or $(0.02) per share in the prior-year quarter.

Sales of Onemia™ in the fourth quarter of fiscal 2013 were down from levels seen in the prior two quarters, largely due to a late third quarter purchase by a distributor, which resulted in lower fourth quarter sales. Acasti is currently dependent on a limited number of distributors for the commercialization of Onemia™ and, consequently, quarter to quarter revenues from sales can vary significantly. Going forward, Acasti intends to continue to develop its distribution network and further increase market penetration of Onemia™.

Update on Status of Phase II Clinical Trials: Patient recruitment for COLT trial completed

Acasti continues to make good progress on its two Phase II clinical trials, designed to evaluate the effect of different daily doses of CaPre® on patients with high to very high triglyceride levels. Patient recruitment for the open-label, dose ranging study (COLT) has now been completed and a final report is projected for this summer. Results for the double blind, placebo controlled study (TRIFECTA) are expected to be available during the first half of 2014.

Fiscal Year Milestones

  Made significant progress in the clinical development of Acasti's drug candidate CaPre®. To date, interim results of the COLT study confirm Acasti's confidence in CaPre's® potential success, including an important and statistically significant triglyceride reduction as compared to standard of care. In addition to lowering triglycerides, Acasti's longer term objective is to also see the ability of CaPre® to lower LDL (bad cholesterol) levels, while elevating HDL (good cholesterol), all of which are key in the management of chronic cardiovascular diseases. Moreover, a blind interim analysis in the TRIFECTA trial reported no safety concerns, indicating that CaPre® is a safe product.
  Continued to move forward to finalize plans for an Investigational New Drug filing with the U.S. Food and Drug Administration (FDA) for a Phase III clinical study in the USA.
  Expanded the commercialization of Acasti's medical food product Onemia™. Voluntary surveys conducted with the medical community have shown encouraging information regarding Onemia's™ efficacy in treating various cardiovascular conditions.
  Invested strategically, announcing intention to make Acasti royalty free. Being royalty free under the license granted by Neptune would allow Acasti to preserve cash of at least $700,000 annually during the term of the licence, which is the current minimum royalty payment. It should also bring more flexibility and strength in negotiating deals with potential business partners and remove a valuation overhang.
  Extended investor base and international presence by listing on the NASDAQ Capital Market.

"As we build on past successes and lay the groundwork for future growth, Acasti's position grows stronger and more promising each year," said Harlan Waksal, Executive Vice-President, Business & Scientific Affairs. "Going forward, we will continue to expand our presence in the biopharmaceutical market by investing strategically in R&D, protecting our intellectual property and building out our business to cement Acasti as a leader of pharmaceutical omega-3 phospholipids."

"A key focus will be the completion of our Phase II clinical trials for CaPre® and the continued commercialization of Onemia™," added Mr. Waksal. "Concurrently, we intend to finalize and submit our Investigational New Drug filing for a Phase III clinical trial of CaPre® in the U.S., while identifying and securing third party manufacturers, including a Good Manufacturing Practices (GMP) facility for production of CaPre®."

Advance Notice By-Law

On May 9, 2013, the Board adopted By-Law 2013-1 (the "Advance Notice By-Law"), which requires that advance notice be given to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Quebec Business Corporation Act (the "QBCA"); or (ii) a shareholder proposal made pursuant to the provisions of the QBCA.

Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be given no less than 30 nor more than 65 days prior to the date of the annual meeting provided, however, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law is intended to allow the Corporation to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees' qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

Shareholders are being asked to ratify the Advance Notice By-Law of the Corporation at the Meeting. A copy of the Advance Notice By-Law is available to any shareholder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Corporation to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Corporation's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com